October 29, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 10
Transamerica Financial Life Insurance Company
TFLC Series Life Account
TFLIC Freedom Elite Builder (333-61654; 811-08878)

Filer CIK No.: 0000933275

Dear Commissioners:

On behalf of Transamerica Financial Life Insurance Company and TFLIC Series Life Account (the “Account”), we have enclosed for electronic filing, Post-Effective Amendment No. 10 (“Amendment”) to the Form N-6 Registration Statement of the TFLIC Freedom Elite Builder (the “Policy”) being funded through the Account.

This Amendment is being filed pursuant to Rule 485(b) of the Securities Act of 1933 to designate a new effective date for Post-Effective Amendment No. 9, filed with the Commission on August 12, 2008. The original effective date that was requested was October 30, 2008; the proposed effective date is November 10, 2008. Some administrative issues resulted in the request for a delay in the effectiveness of Post-Effective Amendment No. 9.

If you have any questions concerning this filing, please do not hesitate to call me at (727) 299-1747 or Arthur D. Woods, Esq. at (727) 299-1830.

Very truly yours,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – AFP Life Products

Enclosures

cc:	Arthur D. Woods, Esq.
Mary Jane Wilson-Bilik, Esq.
Priscilla Hechler